American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 Fax: (213) 225-1216 www.americanapparel.net

January 31, 2011
Tia Jenkins
Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Healthcare Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	American Apparel, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter Ended September 30, 2010
Filed November 9, 2010
Form 8-K filed on August 17, 2010
File No. 001-32697

Dear Ms. Jenkins:

Reference is made to the letter from the staff (the “Staff”)of the Securities and Exchange Commission (the “Commission”), dated December 7, 2010 (the “Comment Letter”), relating to the above-referenced filings, and the Company’s request, dated December 21, 2010, for an extension of time to respond to the Comment Letter.  The Company respectfully requests a further extension of time to respond to the Comment Letter in order to have sufficient time for review internally and by the Company’s advisors and auditors of the response to the Comment Letter.

As disclosed in the Company’s Current Report on Form 8-K filed with the Commission on the date hereof, the Company received notice on December 15, 2010, from its former auditors, Deloitte & Touche LLP (“Deloitte”), stating that Deloitte had concluded that Deloitte’s report on the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2009 (the “2009 financials”), including  Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) should not be relied upon or associated with the 2009 financials.  Since that time, the Company’s current auditors, Marcum LLP, have been working with the Company to complete an audit of the 2010 financials and to prepare a new audit report on the 2009 financials.

Additionally, as you are aware, after consultation with its existing auditors, the Company submitted a letter dated January 5, 2011 to the Commission’s Office of the Chief Accountant to 1) seek confirmation of the Company’s interpretation that absent a grant of relief from the Staff, the Company would be required to obtain a new attestation report on internal control over financial reporting for the year ended December 31, 2009, and 2) request a waiver from the requirement to obtain a new attestation report.  The Company has since had communication with the Staff on this matter and was requested to file, without delay, an amendment to the Company’s December 31, 2009 Form 10-K to remove Deloitte’s attestation report on internal control over financial reporting and their audit report on the 2009 financial statements. The Company is in the process of complying with the request and expects to file that Form 10-K/A by no later than Friday, February 4, 2011.

In addition, the Company has been in the process of obtaining a waiver to its second lien credit facility to avoid an expected breach of a financial covenant ratio test as of today, January 31, 2011.

Securities and Exchange Commission
January 31, 2011

The Company intends to submit its response to the Comment Letter by no later than Monday, February 7, 2011.

[signature page follows]

Securities and Exchange Commission
January 31, 2011

Please contact me at (213) 488-0226, extension 1463 should you require further information.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ Adrian Kowalewski
	Name:	Adrian Kowalewski
	Title:	Exective Vice President and Chief Financial Officer

cc:	Brian McAllister (Securities and Exchange Commission)
David Walz (Securities and Exchange Commission)
Ryan Milne (Securities and Exchange Commission)
Dov Charney, Chairman and Chief Executive Officer
Adrian Kowalewski, Executive Vice President and Chief Financial Officer